(717) 291-2473
September 28, 2006
Mr. Don Walker
Senior Assistant Chief Accountant
Mail Stop 4561
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Fulton Financial Corporation Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 16, 2006 Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006 File Number 000-10587
Dear Mr. Walker:
We submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 19, 2006 relating to the above-referenced filings, as set forth below.
1.	We note that in October 2005 you entered into a forward-starting interest rate swap with a notional amount of $150 million in anticipation of the issuance of $150 million of trust preferred securities in January 2006. Please tell us how you determined that this hedging relationship meets the criteria for hedge accounting pursuant to paragraphs 28 and 29 of SFAS 133. Specifically address the following:
•	the nature and terms of the hedged item or transaction;

•	the nature and terms of the derivative instruments;

•	the specific documented risk being hedged;

•	the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis; and

•	whether you apply the “short-cut” method or “matched terms” approach for assuming no ineffectiveness for this hedging relationship pursuant to paragraphs 68 or 65, as applicable, of SFAS 133.
On October 17, 2005, Fulton Financial Corporation entered into a forward-starting interest rate swap with a notional amount of $150 million in anticipation of the issuance of $150 million of trust preferred borrowings which was originally expected to occur in December 2005. The actual trust preferred issuance was delayed until January 2006. The October 2005 swap was unwound according to its terms on December 16, 2005 and a new swap entered into on the same date. In accordance with DIG Issue G18, we concluded that the net derivative loss related to the discontinued cash flow hedge should continue to be reported in other comprehensive income since it was probable that the trust preferred issuance (the forecasted transaction) would occur within the required additional two-month window.

Both transactions were evaluated under the provisions of SFAS 133 and the following items were documented on a contemporaneous basis for each swap:
1.	The nature and terms of the hedged item or transaction — The exposure being hedged is the variability in expected future cash flows related to the forecasted issuance of $150 million of a 30-year fixed-rate trust preferred borrowing.

2.	The nature and terms of the derivative instruments — The hedging instrument is a forward-starting interest rate swap which is mandatorily settled on December 16, 2005 (January 20, 2006 for the second swap). The specific terms of each instrument were detailed in transaction confirmations from the counterparty which are included in our swap documentation.

3.	The specific documented risk being hedged — The risk being hedged is the variability in cash flows for the 60 future semi-annual interest payments attributable to changes in the benchmark interest rate over the next 30 years related to the 30-year $150 million trust preferred borrowing expected to occur in two months (35 days for the second swap).

4.	The quantitative measures used to assess effectiveness of each hedge both at inception and on an ongoing basis — Hedge effectiveness was established retrospectively and prospectively using regression analysis. Pursuant to DIG Issue G7, we identified the hypothetical perfect derivative and performed a regression analysis with the actual derivative instrument using an appropriate number of data points. We have concluded based upon that regression analysis that the hedging relationships were highly effective both at inception and on an ongoing basis.

5.	Whether the “short-cut” or “matched-terms” approach were applied for assuming no ineffectiveness for this hedging relationship pursuant to paragraphs 68 or 65 of SFAS 133 — Neither of these approaches were used to assume no ineffectiveness. As noted above, hedge ineffectiveness was measured using the “hypothetical derivative” method.
Fulton Financial Corporation hereby acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

•	Fulton Financial Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have further questions, please do not hesitate to call myself at 717-291-2473 or Ms. Betsy Chivinski, Corporate Controller, at 717-291-2689.

Very truly yours, Charles J. Nugent Chief Financial Officer